Exhibit (a)(5)(A)

NAVIOS MARITIME HOLDINGS INC.

LAUNCHES $20 MILLION TENDER OFFER FOR ITS SERIES G AND SERIES H

AMERICAN DEPOSITARY SHARES

GRAND CAYMAN, Cayman Islands, September 14, 2022 — Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) (NYSE: NM), announced today that it commenced a tender offer to purchase up to $20 million of the outstanding Series G and Series H (as defined below) American Depositary Shares (“ADSs”) for cash.

The Offer

The Company is offering to purchase for cash outstanding Series G ADSs and Series H ADSs as follows:

Per Series G ADS

●	$15.73 in cash, less any applicable withholding taxes

Per Series H ADS

●	$15.28 in cash, less any applicable withholding taxes

Under the terms of the Offer, the Company will accept for tender up to $20 million of the (i) outstanding American Depositary Shares (“Series G ADSs”), each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G Preferred”), at a purchase price per Series G ADS of $15.73 in cash, less any applicable withholding taxes, and (ii) outstanding American Depositary Shares (“Series H ADSs”), each representing 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H Preferred” and, together with the Series G Preferred, the “Preferred Shares”), at a purchase price per Series H ADS of $15.28 in cash, less any applicable withholding taxes, pursuant to the terms and conditions set forth in the Offer to Purchase (as amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”).

The Offer is being made exclusively to existing holders of Series G ADSs and Series H ADSs. If Series G ADSs and Series H ADSs with an aggregate purchase price of less than $20 million are properly tendered and not withdrawn, we will acquire all such Series G ADSs and Series H ADSs from all tendering holders. If Series G ADSs and Series H ADSs with an aggregate purchase price of more than $20 million are properly tendered and not withdrawn, we will acquire such Series G ADSs and Series H ADSs on a pro rata basis from all such tendering holders. Notwithstanding the foregoing, if all of the 534,905 outstanding Series G ADSs are properly tendered and not withdrawn, we will first acquire all of such Series G ADSs and then such number of Series H ADSs, on a pro rata basis, from such tendering holders, until the aggregate purchase of all such Series G ADSs and Series H ADSs is equal to $20 million.

As a result of any required proration, we may not purchase all of the Series G ADSs (unless all of the Series G ADSs are properly tendered and not withdrawn) and/or Series H ADSs that you properly tender. The exact details of the priority of purchase and tender acceptance proration are described in the Offer to Purchase, dated September 14, 2022, which is included as an exhibit to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on September 14, 2022.

Purpose of the Offer

Navios Holdings is not required to, and since February 2016 has exercised its discretion not to, pay cash dividends to its holders of the Series G ADSs or Series H ADSs. The Offer provides holders of the Series G ADSs and Series H ADSs the opportunity to sell the substantial majority of their Series G ADSs or Series H ADSs for cash, which will provide immediate liquidity.

This Offer may be appropriate for a holder seeking liquidity and/or greater certainty that it will receive current cash payments on its security and willing to forego the possibility that previously accrued dividends on the Series G ADSs and Series H ADSs may ever be paid or that the Company will elect to redeem the Preferred Shares at their full redemption amount.

Conditions to the Offer

The Offer is not conditioned upon the receipt of any financing or on any minimum number of Series G ADSs or Series H ADSs being tendered. However, the completion of the Offer is subject to certain other conditions as set forth in the Offer to Purchase.

Expiration

The Offer will expire at midnight (the end of the day), New York City Time, on October 12, 2022, unless extended or earlier terminated. The Depository Trust Company and its direct and indirect participants will establish their own cutoff dates and times to receive instructions to tender in this Offer to Purchase, which will be earlier than the expiration date. You should contact your broker or other securities intermediary to determine the cutoff date and time applicable to you, in order to timely tender your ADSs and participate in this Offer.

Complete Terms and Conditions

Georgeson LLC is acting as the Information Agent for the Offer. Citibank, N.A. is acting as the Tender Agent for the Offer. The complete terms and conditions of the Offer are set forth in the Offer to Purchase.

Copies of the Offer to Purchase may also be obtained from the Information Agent:

Georgeson LLC

Call Toll-Free (800) 903-2897

Important Notices and Additional Information

This press release is for informational purposes only. This press release is not a recommendation to buy or sell any of the Series G ADSs, Series H ADSs, the underlying Preferred Shares or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell any of the Series G ADSs, Series H ADSs, the underlying Preferred Shares or any other securities. This press release shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. In connection with the Offer, the Company has filed with the SEC a Tender Offer Statement on Schedule TO, including the Offer to Purchase and related documents, which fully describe the terms and conditions of the Offer. The Company is making the Offer only by, and pursuant to the terms of, the Offer to Purchase. The Offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of the Company, the Information Agent or the Tender Agent makes any recommendation in connection with the Offer. The Company urges holders of Series G ADSs and Series H ADSs to read the Offer to Purchase and related disclosures (including all amendments and supplements) and to consult with their tax, financial, etc. advisors before making any decision with respect to the Offer. A free copy of the Tender Offer Statement on Schedule TO, including the Offer to Purchase and related documents, is available at the SEC’s website at www.sec.gov or from the Information Agent for the Offer.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE: NM) owns a controlling equity stake in Navios South American Logistics Inc., a leading infrastructure and logistics company in the Hidrovia region of South America and a passive equity interest in Navios Maritime Partners L.P., a leading, US publicly listed shipping company which owns and operates dry cargo and tanker vessels. For more information about Navios Holdings, please visit our website: www.navios.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations including with respect to the completion of the Offer. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable at the time made, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Navios Maritime Holdings Inc.

+1-345-232-3067

+1.212.906.8643

investors@navios.com